

September 7, 2010

Via Facsimile and U.S. Mail

Mr. William A. Schmitz
Chief Executive Officer
WindTamer Corporation
1999 Mount Read Blvd.
Rochester, NY   14615

> **Re: WindTamer Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 11, 2010**
> **File No. 0-53510**

Dear Mr. Schmitz:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note that your Independent Registered Public Accounting Firm audited your statements of operations, stockholders' equity and cash flows for the period from date of inception (March 1, 2001) through December 31, 2009, but we do not see where your Independent Registered Public Accounting Firm provided an opinion on these financial statements. Please amend your filing to provide a report from your Independent

Registered Public Accounting Firm that provides an opinion on your financial statements for the period from the date of inception through December 31, 2009, or advise us.

Form 10-Q for the quarterly period ended June 30, 2010

Note 9 – Commitments and Contingencies

-Warranty

2.   We note that you fully installed four turbines during the six months ended June 30, 2010 and netted the proceeds from these sales against research and development expenses. Please explain to us the material terms and conditions of these sales agreements and your basis for accounting for the sales as a reduction of research and development expenses.

3.   As a related matter, we note that due to your limited operating history, you are unable to estimate your warranty liability. Please explain to us how this will impact your revenue recognition policy. Refer to paragraph 460-50-25-6 of the FASB Accounting Standards Codification.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Eric Atallah, Reviewing Accountant at (202) 551-3663 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief